FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 21, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

21 December 2017

The Royal Bank of Scotland Group plc

LEI: 2138005O9XJIJN4JPN90

Directorate Changes

The Royal Bank of Scotland Group plc ("RBS") announces today that with effect from 1 January 2018:-

·     Sir Sandy Crombie will step down as a non-executive director of RBS, and as Senior Independent Director and Chairman of the Group Performance & Remuneration Committee;

·     Robert Gillespie will assume the role of Chairman of the Group Performance & Remuneration Committee;

·     Mark Seligman will assume the role of Senior Independent Director and will be appointed as a member of the Group Performance & Remuneration Committee; and

·     Dr Lena Wilson, CBE will be appointed as a non-executive director of RBS.

Howard Davies, Chairman of RBS, said:

"Sandy Crombie has made an outstanding contribution to the Board of RBS and we have benefitted greatly from his wisdom and experience.  The Board and I will miss Sandy's presence as a much valued colleague and friend, and he leaves RBS with our very best wishes for the future.

I am delighted that Robert Gillespie will be building on Sandy's excellent work as Chairman of the Group Performance & Remuneration Committee, and that Mark Seligman is assuming the pivotal role of Senior Independent Director.  Robert and Mark are both ideally suited to these positions, and I know they will have much to contribute. Mark will also join the Group Performance & Remuneration Committee.

Finally, we are very pleased to welcome Dr Lena Wilson as a non-executive director.  With her strong public sector and commercial background, I am confident that Lena's appointment will further strengthen the RBS Board's composition and we look forward to welcoming her to the Board."

Lena Wilson has been a non-executive director and member of the audit committee of Intertek Group plc since 2012.

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

RBS Media Centre  +44 131 523 4205

Notes to Editors

Biographical Details

Dr Lena Wilson, CBE
Lena Wilson was Chief Executive of Scottish Enterprise from November 2009 until October 2017, having previously held the roles of Chief Operating Officer, Chief Executive Officer, Scottish Development International (Scotland's international trade and investment arm)
and Senior Director, Customer Relations.   Prior to that, Lena was Senior Investment Advisor to The World Bank in Washington DC, advising developing countries on foreign direct investment and private sector development. Lena has also served as a member of Scotland's Financial Services Advisory Board and as Chair of Scotland's Energy Jobs Taskforce.

Lena has been a non-executive director and member of the audit committee of Intertek Group plc since 2012 and was appointed as a non-executive director of Scottish Power Renewables Limited in November 2017.  She is also an ambassador for The Prince & Princess of Wales Hospice (Glasgow) and the Edinburgh Military Tattoo, and
served on the Board of the Prince's Scottish Youth Business Trust for 10 years.
In June 2015, Dr Wilson received a CBE for her services to economic development in Scotland.

Robert Gillespie

Robert Gillespie joined the RBS Board in December 2013 and is a member of the Group Nominations & Governance Committee, Group Performance and Remuneration Committee, Sustainable Banking Committee and GRG Board Oversight Committee.  He is also an independent board director at Ashurst LLP and Chairman of Council at the University of Durham.  Robert began his career with Price Waterhouse where he qualified as a chartered accountant.  He then moved into banking, joining SG Warburg and specialising in corporate finance, and was appointed as Co-Head and Managing Director of its US investment banking business in 1989.  Following the acquisition in 1995 of Warburg by Swiss Bank Corporation (which subsequently merged with UBS), he then held various management roles before being appointed Vice Chairman of UBS Bank.  Robert was also seconded to the UK Panel on Takeovers and Mergers as Director General, from 2010 to 2013.

Mark Seligman

Mark Seligman joined the RBS Board in April 2017 and is a member of the Group Nominations & Governance Committee.   He has substantial FTSE 100 Board experience and is currently Senior Independent Director of Kingfisher plc, and a non-executive director of Smiths Group plc.  Mark previously served as a non-executive Director of BG Group plc and as Deputy Chairman of G4S plc.  During his executive career, Mark held various senior roles at Credit Suisse / BZW (including Deputy Chairman, CSFB Europe and Chairman, UK Investment Banking, CSFB); and previously SG Warburg (ultimately as Managing Director, Head of Advisory).

Date: 21 December 2017	THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary